Exhibit 99.8

AGREEMENT

THIS AGREEMENT is made this 27th day of December, 2007 by and between MADISON MINERALS INC., a British Columbia corporation (formerly known as MADISON ENTERPRISES CORP.) ("Madison"); and VICTORY EXPLORATION INC. , a Nevada corporation (formerly known as F.W. LEWIS, INC.) ("Victory")

RECITALS

A. On June 1, 2002 F.W. Lewis, Inc. entered into a "Exploration Agreement with Option to Purchase" (the "Agreement") with Madison Enterprises Corp., a British Columbia corporation, and Great American Minerals Exploration (Nevada), LLC, a Nevada limited liability company. The Agreement affects the "Battle Mountain" property situated in Lander County, Nevada (the "Property"). The Agreement was amended on January 7, 2003.

B. Madison Enterprises Corp. subsequently changed its name to Madison Minerals Inc. Great American Minerals Exploration (Nevada), LLC was converted to Great American Minerals, Inc., a Nevada corporation ("Great American"). The stock of F.W. Lewis, Inc. was acquired by Vista Gold Corp., acting through its subsidiary, Vista Gold Holdings Inc., now named Allied VGH Inc.; and the name of F.W. Lewis. Inc. was changed to Victory Exploration Inc.

C . Section 2.1 of the Agreement allows Madison and Great American to purchase the Property on or before December 31, 2007. On December 12, 2007 Madison gave notice to Victory of its intent to exercise the option.

D. On March 29, 2006 Madison and Great American entered into an "Exploration, Development, and Mine Operating Agreement" creating the Phoenix Joint Venture (the "Joint Venture"). Madison is manager of the Joint Venture.

E. In order to avoid creation of any defects in the chain of title, Madison wishes to have its wholly-owned U.S. subsidiary, Madison Enterprises (Nevada) Inc., a Nevada corporation ("Madison (Nevada)"), to be one of the named entities holding title to the Battle Mountain property. That is, title to the claims will be transferred to the "Phoenix Joint Venture, a Nevada joint venture, which consists of MADISON ENTERPRISES (NEVADA) INC., a Nevada corporation, which is the wholly-owned subsidiary of MADISON MINERALS INC., a British Columbia corporation (formerly known as MADISON ENTERPRISES CORP.); and GREAT AMERICAN MINERALS, INC., a Nevada corporation (formerly known as GREAT AMERICAN .MINERALS EXPLORATION (NEVADA), LLC."

F. Victory agrees to substitution of Madison (Nevada) in the Quitclaim Deed on the condition that Madison guarantee the performance of its subsidiary's obligations.

THEREFORE, the parties have agreed as follows:

1. Substitution of U.S, Subsidiary. Victory agrees that Madison may designate Madison (Nevada) in its place as one of the two named entities comprising the Joint Venture. The parties acknowledge and agree that this delegation is for the purpose of having an American citizen take title to unpatented mining claims.

2. Guarantee of Obligations. Madison hereby agrees to irrevocably and unconditionally guarantee performance of all obligations incurred by Madison (Nevada) in the "Quitclaim Deed with Reserved Royalty on Mineral Production," in which Victory transfers the Property to the Joint Venture.

3. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors, and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

VICTORY EXPLORATION INC., a Nevada corporation, (formerly known as FW. LEWIS, INC.)

By	"Scott A. Cladwell"
SCOTT A. CALDWELL, Director

MADISON MINERALS INC., a British Columbia corporation

By	_______________
IAN BROWN, Chief Financial Officer

madison minerals/7807
agreement (12-07)

2. Guarantee of Obligations. Madison hereby agrees to irrevocably and unconditionally guarantee performance of all obligations incurred by Madison (Nevada) in the "Quitclaim Deed with Reserved Royalty on Mineral Production," in which Victory transfers the Property to the Joint Venture.

3. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors, and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

VICTORY EXPLORATION INC., a Nevada corporation, (formerly known as FW. LEWIS, INC.)

By	_______________
SCOTT A. CALDWELL, Director

MADISON MINERALS INC., a British Columbia corporation

By	"Ian Brown"
IAN BROWN, Chief Financial Officer

madison minerals/7807
agreement (12-07)